                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)*


                              REXENE CORPORATION
________________________________________________________________________________
                                (Name of issuer)

                          COMMON STOCK, $.01 par value
________________________________________________________________________________
                         (Title of class of securities)

                                  7616831010
                     -------------------------------------
                                 (CUSIP number)

                              Guy P. Wyser-Pratte
                                 63 Wall Street
                            New York, New York 10005
                                  212-495-5350

(Name, address and telephone number of person authorized to receive notices and communications)
________________________________________________________________________________

                                March 11, 1997
                     -------------------------------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                             (Page 1 of 10 Pages)

________________________________

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 7616831010
---------------------------------------------------------------------------------


1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   GUY P. WYSER-PRATTE      SOCIAL SECURITY NO. ###-##-####


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)
                                                             (B) [x]


3  SEC USE ONLY


4  SOURCE OF FUNDS*

   PF


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(D) OR 2(E)                                         [_]



6  CITIZENSHIP OR PLACE OF ORGANIZATION

   UNITED STATES


  NUMBER OF                  7    SOLE VOTING POWER

   SHARES                         1,369,700

BENEFICIALLY                 8    SHARED VOTING POWER

OWNED BY EACH                     0

  REPORTING                  9    SOLE DISPOSITIVE POWER

   PERSON                         1,369,700

    WITH                     10   SHARED DISPOSITIVE POWER

                                  0


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,369,700


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.28%

14  TYPE OF REPORTING PERSON *

    IN
=================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 7616831010
---------------------------------------------------------------------------------


1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   SPEAR, LEEDS & KELLOGG             IRS IDENTIFICATION NO. 13-5515160


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)
                                                             (B) [x]


3  SEC USE ONLY


4  SOURCE OF FUNDS*

   WC


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(D) OR 2(E)                                         [_]



6  CITIZENSHIP OR PLACE OF ORGANIZATION

   NEW YORK


  NUMBER OF                  7    SOLE VOTING POWER

   SHARES                         1,114,100

BENEFICIALLY                 8    SHARED VOTING POWER

OWNED BY EACH                     0

  REPORTING                  9    SOLE DISPOSITIVE POWER

   PERSON                         1,114,100

    WITH                     10   SHARED DISPOSITIVE POWER

                                  0


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,114,100


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.92%

14  TYPE OF REPORTING PERSON *

    BD;PN
=================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

Preamble

     This Amendment No. 2 to Schedule 13D (this "Amendment") should be read in conjunction with the Schedule 13D, as previously amended (the "Schedule 13D"), filed with the Securities and Exchange Commission on October 15, 1996 by Guy P. Wyser-Pratte ("Wyser-Pratte") and Spear, Leeds & Kellogg ("Spear Leeds" and, together with Wyser-Pratte, the "Reporting Persons") relating to the shares of Common Stock, par value $.01 per share (the "Shares"), of Rexene Corporation, a Delaware corporation (the "Company"). This Amendment amends the Schedule 13D only by replacing the entire text of Items 3, 4 and 5 with the following new Items 3, 4 and 5. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

     The aggregate purchase price of the 1,369,700 shares of Common Stock owned by Wyser-Pratte, the Wyser-Pratte Partnerships and the Wyser-Pratte Accounts was $17,003,994, inclusive of brokerage commissions. Each of Wyser-Pratte, the Wyser-Pratte Partnerships and the Wyser-Pratte Accounts used their own assets to purchase such shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

     The aggregate purchase price of the 1,114,100 shares of Common Stock beneficially owned by Spear Leeds was $13,213,436, inclusive of brokerage commissions. The funds used to purchase such shares were obtained from Spear Leeds' working capital, which may at any given time include funds borrowed in the ordinary course of its general business activities from banks and/or margin accounts.


ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

     The Reporting Persons are filing this Schedule 13D because, as a result of the matters described in this Item 4, they may be deemed to be a group under Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     The Reporting Persons believe that the rejection in 1996 by the Company's Board of Directors (the "Board") of, and the failure of the Board to fully explore, proposals by Huntsman Corporation to acquire the Company were improper and not in the best interests of all of the shareholders of the Company. Consequently, the Reporting Persons believe that the existing Board does not support the goal of maximizing the current value of the Company's Common Stock. The Reporting Persons believe that maximizing current shareholder value should be the Company's goal and that, under present circumstances, a sale of the Company is likely to be the best way to achieve that objective. Accordingly, the Reporting Persons have taken certain actions with respect to the Company in an attempt to elect new directors to the Board and to amend certain provisions of the Company's By-laws, as more fully described below.

     Pursuant to Agent Designations solicited by the Reporting Persons, the shareholders of the Company have called a special meeting of shareholders (the "Special Meeting") to be held on April 30, 1997. The Reporting Persons intend to solicit proxies from the shareholders of the Company to be used at the Special Meeting to adopt two groups of proposals (the "Proposals") designed to advance the goal of maximizing the current value of the Company's Common Stock. One group of proposals (the "Director Replacement Proposals") would remove all of the ten members of the Board and fill four of the resulting vacancies with nominees, including any substitute nominees, of the Reporting Persons (the "Nominees"). The Director Replacement Proposals consist of two resolutions: a resolution to remove all of the members of the Board (the "Director Removal Resolution") and a resolution to fill four of the resulting vacancies with the Nominees (the "Election of Directors Resolution"). The Reporting Persons anticipate that the Nominees would cause the Board to reduce its size to a total of five directors (or six directors if Andrew J. Smith, the current Chairman and Chief Executive Officer of the Company, accepts an invitation, which the Reporting Persons expect will be extended by the Board after the Special Meeting, for Mr. Smith to remain as Chief Executive Officer and a director of the Company). It is anticipated that the Nominees would also add Mr. Werner Goeckel to the Board. The Nominees and Mr. Goeckel would then constitute a majority of the Board, committed to the goal of maximizing the current value of the Common Stock by selling the Company on acceptable terms. The Nominees are Jonathan R. Macey, Robert C. Mauch, Lawrence C. McQuade and James S. Pasman, Jr.

     The Reporting Persons are also proposing another group of proposals (the "By-laws Proposals") for adoption by the shareholders in advance of the Director Replacement Proposals that are intended to facilitate passage of the Director Replacement Proposals and to assist the shareholders of the Company in achieving the goal of maximizing the current value of the Common Stock. The By-laws Proposals consist of three sets of resolutions: (i) a set of resolutions to facilitate the adoption of the Director Replacement Proposals by clarifying the right of shareholders to fill vacancies on the Board and changing the shareholder vote required to fill such vacancies, eliminating the advance notification requirement for shareholder nominations of directors at special meetings, reducing the size of a quorum for action by the Board, giving the Chairman of the Board the status of an officer of the Company and authorizing the shareholders to appoint the Chairman, and repealing any by-laws adopted by the Board since October 1, 1996 (the "Facilitating By-laws Resolutions"); (ii) a resolution to amend the Company's By-laws to require that the Board terminate, if applicable, defensive measures against a fully-financed, unconditional (except as to applicable regulatory approvals) cash offer after ninety days, unless the shareholders of the Company vote to support the Board's policy of opposition to such offer (the "Shareholder Rights Resolution"); and (iii) a resolution to amend the By-laws to elect that the Company not be governed by
Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, requires a business combination with a holder of 15% or more of the Company's Common Stock to be approved by the affirmative vote of the holders of 66 2/3% of the Common Stock not owned by such holder (the "Business Combination Statute Resolution"). In addition, the Reporting Persons are proposing an omnibus resolution setting the order in which the Proposals would be voted upon by the stockholders (the "Omnibus Resolution"). Pursuant to the Omnibus Resolution, the Proposals would be presented for a shareholder vote in the following order: (1) the Omnibus Resolution; (2) the Facilitating By-laws Resolutions; (3) the Shareholder Rights Resolution; (4) the Business Combination Statute Resolution; (5) the Director Removal Resolution; and (6) the Election of Directors Resolution.

     The Reporting Persons may revise the Proposals or submit additional proposals at the Special Meeting or any other meeting (or consent solicitation) of shareholders of the Company which may be called or held as a result of the initiatives of the Reporting Persons or otherwise. The Reporting Persons have initiated legal proceedings to seek to require the Company to establish a record date for the Special Meeting that is no later than April 1, 1997. In addition, the Reporting Persons may initiate other legal proceedings or claims to the extent the Reporting Persons deem appropriate in an attempt to effect one or more of the foregoing actions.

     In addition to the foregoing, each of the Reporting Persons may consider, and may discuss with the other Reporting Person, other alternatives with respect to their respective investments in the Company, including increasing ownership through the acquisition of additional shares of Common Stock in the open market or otherwise, or disposing of all or a portion of their respective investments in the Company in the open market or otherwise. Each Reporting Person's decisions and actions with respect to such possibilities will depend upon a number of factors, including, but not limited to, the actions of the Company, market activity in the shares of Common Stock, an evaluation of the Company and its prospects, general market and economic conditions, conditions specifically affecting such Reporting Person and other factors which such Reporting Person may deem relevant to its investment decisions.

     The Reporting Persons have orally agreed (i) to share expenses incurred in connection with the filing of this Schedule 13D and the matters described in this Item 4 and (ii) that any purchases or sales of shares of Common Stock made on or after October 3, 1996 will be allocated 50% to the Wyser-Pratte Investors on the one hand, and 50% to Spear Leeds on the other hand, unless the Reporting Persons otherwise agree.

     Except as set forth herein, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of shares of the Common Stock. Except as set forth herein, no Reporting Person has any present plan or proposal that would result in or relate to any of the transactions required to be described in Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.
         --------------------------------

     (a) and (b) As of March 14, 1997, Wyser-Pratte owns beneficially (inclusive of shares beneficially owned by Wyser-Pratte Management and Wyser-Pratte LP) 1,369,700 shares of the Common Stock, representing approximately 7.28% of the 18,808,034 shares of Common Stock outstanding as reported in the Company's most recently available filing with the Securities and Exchange Commission (the "SEC"). In addition, as of March 14, 1997, 122,000 shares of the Common Stock, representing approximately .65% of the 18,808,034 shares of Common Stock outstanding as reported in the Company's most recently available filing with the SEC, were held by clients of Wyser-Pratte & Co., Inc. ("Wyser-Pratte & Co."), a registered broker-dealer of which Wyser-Pratte is the President and sole director, in certain brokerage accounts maintained with Wyser-Pratte & Co. (the "Wyser-Pratte Brokerage Accounts"). Neither Wyser-Pratte nor Wyser-Pratte & Co. has any voting or investment power or authority with respect to shares of Common Stock held in the Wyser-Pratte Brokerage Accounts and both Wyser-Pratte and Wyser-Pratte & Co. disclaim beneficial ownership of such shares. The reference in this Schedule 13D to shares of Common Stock held in the Wyser-Pratte Brokerage Accounts is included solely in an effort to provide the fullest possible disclosure relating to matters covered by this Schedule 13D and shall not be construed as an admission that either Wyser-Pratte or Wyser-Pratte & Co. has or shares investment and/or voting power or is otherwise the beneficial owner of those shares of Common Stock held in the Wyser-Pratte Brokerage Accounts for purposes of Section 13(d) or Section 13(g) of the Exchange Act. Wyser-Pratte disclaims beneficial ownership of shares of Common Stock which are or may be deemed to be beneficially owned by or on behalf of any other person which is or may be deemed to be a member of a group with any of the Reporting Persons.

     As of March 14, 1997, Spear Leeds owns beneficially 1,114,100 shares of Common Stock, representing approximately 5.92% of the 18,808,034 shares of Common Stock outstanding as reported in the Company's most recently available filing with the SEC. Spear Leeds disclaims beneficial ownership of shares of Common Stock which are or may be deemed to be beneficially owned by or on behalf of any other person which is or may be deemed to be a member of a group with any of the Reporting Persons.

     As of March 14, 1997, the Reporting Persons collectively own beneficially 2,483,800 shares of Common Stock, representing approximately 13.21% of the 18,808,034 shares of Common Stock outstanding as reported in the Company's most recently available filing with the SEC.

     (c) Information with respect to all transactions in the shares of Common Stock beneficially owned by Wyser-Pratte and Spear Leeds which were effected during the past sixty days is set forth in Schedule C hereto and incorporated herein by reference.

     (d)  None.

     (e)  Not applicable.

                                   SIGNATURES

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  Dated:  March 14, 1997        By:    /s/ Guy P. Wyser-Pratte
                                       ---------------------------------------
                                       Guy P. Wyser-Pratte

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                   SPEAR, LEEDS & KELLOGG



     Dated:  March 14, 1997        By:    /s/ Fred Kambeitz
                                          ---------------------------------
                                          Name: Fred Kambeitz
                                          Title: Managing Director

                                   SCHEDULE C
                                   ----------

                   INFORMATION WITH RESPECT TO TRANSACTIONS
                       OF THE REGISTRANT'S COMMON STOCK
          BY WYSER-PRATTE AND SPEAR LEEDS DURING THE PAST SIXTY DAYS



                    Number of Shares
                     of Common Stock         Price
Date               Purchased/(Sold)(1)    Per Share(2)
-----------------  -------------------    -------------

 3-6-97                 (29,000)(3)         13.4070
3-11-97                 801,100 (4)         14.0000
3-13-97                (190,000)(5)         14.0000


 ---------------------------
 (1)  All transactions were effected on the New York Stock Exchange.
 (2)  Excludes brokerage commissions.
 (3)  14,500 shares of which were sold by each of Spear Leeds and Wyser-Pratte.
 (4) 180,000 shares of which were purchased by Spear Leeds and 621,100 shares of which were purchased by Wyser-Pratte.
 (5)  All such shares were sold by Wyser-Pratte.